10026567

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

19
3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42370 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Winzenburg & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530
(No. and Street)

| Chicago | IL | 60603 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Starshak (312) 444-9367
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC
(Name – *if individual, state last, first, middle name*)

| 585 Bank Lane | Lake Forest | IL | 60045 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Joseph B. Starshak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Winzenburg & Co., as of February 25, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Official Seal
Susan L Morrison
Notary Public State of Illinois
My Commission Expires 12/11/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STARSHAK WINZENBURG & CO.

## REPORT ON INTERNAL CONTROL
## DECEMBER 31, 2009

(FILED PURSUANT TO SEC RULE 17a-5)

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

In planning and performing our audit of the financial statements of STARSHAK WINZENBURG & CO. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we did identify a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 10, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

February 10, 2010

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

## REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

We have audited the accompanying Statement of Financial Condition of STARSHAK WINZENBURG & CO. as of December 31, 2009, and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

February 10, 2010

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

## STARSHAK WINZENBURG & CO.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

### ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | | $ 39,135 |
| Accounts receivable | | 42,603 |
| Prepaid expenses | | 4,238 |
| Total current assets | | $ 85,976 |
| **FIXED ASSETS:** | | |
| Office equipment | $ 67,639 | |
| Less — Accumulated depreciation | (49,006) | 18,633 |
| **OTHER ASSETS:** | | |
| NASD and security deposits | | 5,594 |
| Total assets | | $ 110,203 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Accounts payable | | $ 16,138 |
| Unearned revenue | | 1,500 |
| Client deposits | | 9,992 |
| Total current liabilities | | $ 27,630 |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock — | | |
| 5,000 shares authorized with no par value; | | |
| 2,000 shares issued; 1,450 shares outstanding | $ 50,500 | |
| Additional paid-in capital | 82,917 | |
| Retained earnings | (50,844) | 82,573 |
| Total liabilities and stockholder's equity | | $ 110,203 |

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| **REVENUE:** | | |
| Investment banking revenue and advisory fees | | $ 367,858 |
| Interest income | | 18 |
| Rental income | | 18,000 |
| Total revenue | | $ 385,876 |
| **OPERATING EXPENSES:** | | |
| Salaries, wages and staffing expenses | $ 215,017 | |
| Payroll taxes and expenses | 11,566 | |
| Insurance | 24,059 | |
| Sub-contractors fees | 50,141 | |
| Occupancy expense | 68,946 | |
| Computer and office supplies | 10,408 | |
| Depreciation | 5,582 | |
| Telephone | 6,757 | |
| Postage and delivery | 2,294 | |
| Dues and subscriptions | 40,797 | |
| Professional fees | 18,676 | |
| Regulatory fees, taxes and license expenses | 4,889 | |
| Education meetings and expenses | 1,050 | |
| Travel expenses | 27,661 | |
| Advertising | 5,099 | |
| Meals and entertainment | 9,228 | |
| Donations | 2,886 | |
| Miscellaneous | 812 | 505,868 |
| **NET LOSS** | | $ (119,992) |

The accompanying notes are an integral part of this financial statement.

## STARSHAK WINZENBURG & CO.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock |
|---|---|---|---|---|
| Balances at January 1, 2009 | $ 50,500 | $ 20,300 | $ 69,148 | $ (47,383) |
| Contributions | - | 62,617 | - | - |
| Net loss | - | - | (119,992) | - |
| Treasury stock repurchase | - | - | - | 47,383 |
| Balances at December 31, 2009 | $ 50,500 | $ 82,917 | $ (50,844) | $ - |

The accompanying notes are an integral part of this financial statement.

## STARSHAK WINZENBURG & CO.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (119,992) |
| Adjustments to reconcile net loss to net cash used for operating activities — | |
| Depreciation | $ 5,582 |
| Impact from changes in assets and liabilities — | |
| Accounts receivable | 18,608 |
| Prepaid expenses | 3,387 |
| Other accrued liabilities | 1,500 |
| Accounts payable | 4,808 |
| Client deposits | (9,685) |
| Total adjustments | $ 24,200 |
| Net cash used for operating activities | $ (95,792) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchases of office equipment | $ (14,074) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Contributions | $ 62,617 |
| Treasury stock repurchase | 47,383 |
| Net cash provided by financing activities | $ 110,000 |
| Net increase in cash | $ 134 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 39,001 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 39,135 |

The accompanying notes are an integral part of this financial statement.

## (1) SIGNIFICANT ACCOUNTING POLICIES:

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services. Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority, the Municipal Securities Rulemaking Board, and the Securities Investor Protection Corporation and is a registered broker/dealer with the Securities and Exchange Commission.

### Income Recognition –

Investment banking revenue includes fees arising from securities offerings in which the Company offers advisory services and fees earned from merger-and-acquisition and financial restructuring advisory services. The Company also provides other financial services, such as providing financial fairness opinions and constructing specialized financial models for clients. All sales are recorded on settlement date. Advisory fees are recognized as earned.

### Cash and Cash Equivalents –

For purposes of the Statement of Cash Flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

### Financial Instruments –

The carrying value of cash, accounts receivable and accounts payable are a reasonable estimate of their fair market value due to the short-term nature of these instruments.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables.

The Company derived 81% of its sales from five clients for the year ended December 31, 2009. The balance due from these four customers accounted for 48% of the total outstanding accounts receivable at December 31, 2009.

STARSHAK WINZENBURG & CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Accounts Receivable –

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms.

At December 31, 2009, the Company considered all remaining accounts receivable to be fully collectible. Accordingly, the Company has not included a provision for uncollectible accounts. In 2009, there was no bad debt expense.

Fixed Assets –

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of office equipment is 3 - 7 years.

Income Taxes –

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual stockholder.

Accounting For Uncertainty in Income Taxes –

U.S. generally accepted accounting principles have been changed to impose a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. This change in U.S. generally accepted accounting principles was adopted by management in 2009. Management has determined that all of the Company's tax positions have a greater than fifty percent chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

Use of Estimates –

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

## (2) LEASE COMMITMENT:

The Company leases its office and storage facilities under a non-cancelable operating lease which expires on February 28, 2010. The lease provides for a monthly minimum rental and requires the Company to pay its share of taxes and expenses.

Total future minimum rent payments subsequent to December 31, 2009 are as follows:

| | |
|---|---|
| 2010 | $ 6,892 |

Rent expense including taxes and expenses was $67,915 in 2009.

## (3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital (as defined under Rule 15c3-1) of $11,058 which was $6,058 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.50 to 1.

## (4) TREASURY STOCK:

During 2009, the only stockholder purchased approximately 213 shares of treasury stock for $47,383. As of December 31, 2009, there were no more treasury stock shares remaining.

## (5) SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through February 10, 2010, the date which the financial statements were available to be issued.

## STARSHAK WINZENBURG & CO.

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

| | |
|---|---|
| **NET CAPITAL:** | |
| Total stockholder's equity qualified for net capital | $ 82,573 |
| Deduction and/or charges – | |
| Non-allowable assets: | |
| Petty cash | $ 200 |
| Accounts receivable | 42,603 |
| Prepaid expenses | 4,238 |
| Fixed assets, net | 18,633 |
| NASD and security deposits | 5,594 |
| | $ 71,268 |
| Net capital before haircut | $ 11,305 |
| Haircut (pursuant to rule 15c3-1(f)) | |
| Bank money market account | (247) |
| Net capital | $ 11,058 |
| Minimum net capital requirement (greater of $5,000 or 6 2/3% of total aggregate indebtedness) | $ 5,000 |
| Excess net capital | $ 6,058 |
| Excess net capital at 1,000% (Net capital less 10% of aggregate indebtedness) | $ 8,294 |
| Ratio: Aggregate indebtedness to net capital | 2.50 to 1 |
| **AGGREGATE INDEBTEDNESS:** | |
| Current liabilities | $ 27,630 |

The accompanying notes are an integral part of this schedule.

# STARSHAK WINZENBURG & CO.

## SCHEDULE II

## REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

# STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2009

TOGETHER WITH AUDITOR'S REPORT

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS